UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for First Quarter 2009
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have reported our unaudited financial results for the first quarter ended March 31, 2009. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Financial Highlights
•	First quarter 2009 revenue was $283.3 million, up 21.4% year-over-year;
•	Secured RMB 200 million loan from China Development Bank and received approval for RMB 1 billion credit line from Agricultural Development Bank of China; and
•	Shipped 206 MW of wafers, up 72.8% year-over-year.
     Net sales for the first quarter of fiscal 2009 were $283.3 million, down 33.6% from $426.6 million for the fourth quarter of fiscal 2008, and up 21.4% from $233.4 million for the first quarter of fiscal 2008.
     For the first quarter of fiscal 2009, gross profit was $4.9 million, compared to negative $211.4 million in the fourth quarter of fiscal 2008, and $64.6 million for the first quarter of fiscal 2008.
     Gross margin for the first quarter of fiscal 2009 was 1.7%, compared to negative 49.6% in the fourth quarter of fiscal 2008 and 27.7% in the first quarter of fiscal 2008.
     Loss from operations for the first quarter of fiscal 2009 was $16.1 million, compared to a loss of $251.6 million for the fourth quarter of 2008, and compared to income from operations of $52.5 million for the first quarter of fiscal 2008.
     Operating margin for the first quarter of fiscal 2009 was negative 5.7%, compared to negative 59.0% in the fourth quarter of fiscal 2008 and 22.5% in the first quarter of fiscal 2008.
     Income tax benefit for the first quarter of fiscal 2009 was $1.6 million, compared to income tax benefit of $30.5 million in the fourth quarter of fiscal 2008.
     Net loss for the first quarter of fiscal 2009 was $22.5 million, or $0.21 per diluted ADS, compared to a net loss of $219.0 million, or $2.05 per diluted ADS for the fourth quarter of fiscal 2008.
     We ended the first quarter of 2009 with $184.4 million in cash and cash equivalents and $114.4 million in short-term pledged bank deposits.

Unaudited Condensed Financial Information
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(In US$’000, except share and per share data)

	3/31/2009	12/31/2008
Assets
Current assets
Cash and cash equivalents	184,382	255,523
Pledged bank deposits	114,358	83,383
Trade accounts receivable	187,157	94,733
Bills receivable	3,291	3,075
Inventories	548,812	616,901
Prepayments to suppliers, net	140,953	71,214
Other current assets	105,490	68,123
Deferred income tax assets, net	47,560	44,690

Total current assets	1,332,003	1,237,642
Property, plant and equipment, net	1,968,828	1,697,203
Deposits for purchases of property, plant and equipment	215,954	233,296
Intangible asset, net	1,001	1,037
Land use rights	111,192	99,162
Prepayments to suppliers expected to be utilized beyond one year, net	32,702	33,617
Pledged bank deposits — non-current	49,918	49,686
Debt issuance costs, net	7,562	8,408
Investment in an associate	13,582	5,630
Deposits relating to sales and leaseback transactions	7,314	7,316
Deferred income tax assets	375	375

Total assets	3,740,431	3,373,372

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	972,294	666,200
Bills payable	94,009	11,406
Trade accounts payable	132,618	124,066
Advance payments from customers, current portion	267,416	256,411
Accrued expenses and other payables	470,623	425,669
Due to a related party	2,193	4,359
Income tax payable	883	4,299
Other financial liabilities	18,783	18,545

Total current liabilities	1,958,819	1,510,955
Convertible senior notes	400,000	400,000
Debt discount	(12,875)	(14,315)
Long-term bank borrowings, excluding current installments	139,606	154,252
Obligations under capital leases, excluding current installments	35,292	40,083
Advance payments from customers — non-current	441,866	487,577
Other liabilities	3,419	3,485
Deferred income tax liability	2,704	1,468

Total liabilities	2,968,831	2,583,505
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 and 113,501,049 shares issued as of March 31, 2009 and December 31, 2008, respectively; 113,110,516 and 113,110,396 shares outstanding as of March 31, 2009 and December 31, 2008, respectively	11,311	11,311
Additional paid-in capital	468,541	464,101
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,102	83,314
Retained earnings	178,970	201,465

Total shareholders’ equity	771,600	789,867

Total liabilities and shareholders’ equity	3,740,431	3,373,372

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(In US$’000, except per ADS data)

	For the 3 Months Ended
	3/31/2009	12/31/2008

Net sales	283,262	426,612
Cost of goods sold	(278,339)	(638,030)

Gross profit / (loss)	4,923	(211,418)
Selling expenses	(702)	(1,139)
General and administrative expenses	(17,250)	(34,965)
Research and development expenses	(3,106)	(4,114)

Total operating expenses	(21,058)	(40,218)

Loss from operations	(16,135)	(251,636)
Other income/(expenses):
Interest income	693	979
Interest expense and amortization of discount on exchange notes and convertible senior notes issuance costs	(11,370)	(9,662)
Foreign currency exchange (loss) / gain, net	(508)	4,950
Government subsidy	3,247	5,366
Change in fair value of prepaid forward contracts	—	—
Others	(61)	567

Loss before income tax	(24,134)	(249,436)
Income tax benefit	1,639	30,473

Net loss attributable to ordinary shareholders	(22,495)	(218,963)

Net loss per ADS, Diluted	$(0.21)	$(2.05)

     On January 1, 2009, We adopted FSP No. APB 14-1 “Accounting for Convertible Debt Instruments that May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” concerning convertible debt accounting. This rule requires restatement of prior periods to conform to current account.
Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.3) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.3 is the press release we issued on May 21, 2009 relating to our unaudited financial results for the first quarter 2009, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: May 22, 2009

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Reports Financial Results for First Quarter 2009
Xinyu City, China and Sunnyvale, California, May 21, 2009 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the first quarter ended March 31, 2009.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Financial Highlights:
•	First quarter 2009 revenue was $283.3 million, up 21.4% year-over-year;
•	Secured RMB 200 million loan from China Development Bank and received approval for RMB 1 billion credit line from Agricultural Development Bank of China;
•	And shipped 206 MW of wafers, up 72.8% year-over-year.
Net sales for the first quarter of fiscal 2009 were $283.3 million, down 33.6% from $426.6 million for the fourth quarter of fiscal 2008, and up 21.4% from $233.4 million for the first quarter of fiscal 2008.
For the first quarter of fiscal 2009, gross profit was $4.9 million, compared to negative $211.4 million in the fourth quarter of fiscal 2008, and $64.6 million for the first quarter of fiscal 2008.
During the course of the preparation of LDK Solar’s 2008 annual report, LDK Solar determined that a further write-down of approximately $87.5 million to its inventories and an additional provision for doubtful recoveries of approximately $12.3 million for its prepayments to suppliers at December 31, 2008 are required to properly adjust previously announced preliminary unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008. In addition, LDK Solar’s previously reported unaudited fourth quarter 2008 financial results have been revised to reflect an increase in interest expense from $8.3 million to $9.7 million in the fourth quarter of 2008 due to the adoption and retroactive application of Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. As a result of these, gross loss and loss from operations for fourth quarter of fiscal 2008 were adjusted accordingly.
Gross margin for the first quarter of fiscal 2009 was 1.7%, compared to negative 49.6% in the fourth quarter of fiscal 2008 and 27.7% in the first quarter of fiscal 2008.
Loss from operations for the first quarter of fiscal 2009 was $16.1 million, compared to a loss of $251.6 million for the fourth quarter of 2008, and compared to income from operations of $52.5 million for the first quarter of fiscal 2008.
Operating margin for the first quarter of fiscal 2009 was negative 5.7% compared to negative 59.0% in the fourth quarter of fiscal 2008 and 22.5% in the first quarter of fiscal 2008.
Income tax benefit for the first quarter of fiscal 2009 was $1.6 million, compared to income tax benefit of $30.5 million in the fourth quarter of fiscal 2008.
Net loss for the first quarter of fiscal 2009 was $22.5 million, or $0.21 per diluted ADS, compared to a net loss of $219.0 million, or $2.05 per diluted ADS for the fourth quarter of fiscal 2008.
LDK Solar ended the first quarter of 2009 with $184.4 million in cash and cash equivalents and $114.4 million in short-term pledged bank deposits.
“As expected, the first quarter of 2009 was characterized by a continued challenging operating environment for economies and industries globally, not precluding the solar industry,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “During the quarter, we remained focused on positioning the company for future growth, while aligning our operations and near-term strategies to be more reflective of the current business conditions.
“Our management team demonstrated a continued focus on monitoring capital spending, enhancing cost savings and managing our cash position in the first quarter. We continue to adjust our expansion plans in order to most effectively reduce near-term capital expenditure outlays and to best align with the decrease in demand seen industry-wide. We continued to ramp polysilicon production in our 1,000 MT polysilicon plant and are pleased with the progress in the construction our 15,000 MT plant and look forward to the increasing cost savings that in-house polysilicon production will afford as our polysilicon production grows,” continued Mr. Peng.
“Additionally, we secured a loan for RMB 200 million from China Development Bank and received approval for a RMB 1 billion credit line from Agricultural Development Bank of China in April. We are proud of our ability to enhance our financial resources at a time when credit remains retracted and believe that the support from China reflects their continued commitment to fostering growth within the local solar industry.”
“We continue to be confident in our positioning within the solar industry as we believe that our lean cost structure and economies of scale are important differentiators as we pursue our long-term growth strategy,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the second quarter of fiscal 2009, LDK Solar estimates its wafer shipments between 200 MW to 220 MW.
Conference Call Details
The LDK Solar First Quarter 2009 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on May 21, 2009. To listen to the live conference call, please dial 877-941-2069 (within U.S.) or 480-629-9713 (outside U.S.) at 4:50 p.m. ET on May 21, 2009. An audio replay of the call will be available through May 23, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4069162#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(In US$’000, except share and per share data)

	3/31/2009	12/31/2008
Assets
Current assets
Cash and cash equivalents	184,382	255,523
Pledged bank deposits	114,358	83,383
Trade accounts receivable	187,157	94,733
Bills receivable	3,291	3,075
Inventories	548,812	616,901
Prepayments to suppliers, net	140,953	71,214
Other current assets	105,490	68,123
Deferred income tax assets, net	47,560	44,690

Total current assets	1,332,003	1,237,642
Property, plant and equipment, net	1,968,828	1,697,203
Deposits for purchases of property, plant and equipment	215,954	233,296
Intangible asset, net	1,001	1,037
Land use rights	111,192	99,162
Prepayments to suppliers expected to be utilized beyond one year, net	32,702	33,617
Pledged bank deposits — non-current	49,918	49,686
Debt issuance costs, net	7,562	8,408
Investment in an associate	13,582	5,630
Deposits relating to sales and leaseback transactions	7,314	7,316
Deferred income tax assets	375	375

Total assets	3,740,431	3,373,372

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	972,294	666,200
Bills payable	94,009	11,406
Trade accounts payable	132,618	124,066
Advance payments from customers, current portion	267,416	256,411
Accrued expenses and other payables	470,623	425,669
Due to a related party	2,193	4,359
Income tax payable	883	4,299
Other financial liabilities	18,783	18,545

Total current liabilities	1,958,819	1,510,955
Convertible senior notes	400,000	400,000
Debt discount	(12,875)	(14,315)
Long-term bank borrowings, excluding current installments	139,606	154,252
Obligations under capital leases, excluding current installments	35,292	40,083
Advance payments from customers — non-current	441,866	487,577
Other liabilities	3,419	3,485
Deferred income tax liability	2,704	1,468

Total liabilities	2,968,831	2,583,505
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 shares issued; 113,110,516 and 113,110,396 shares outstanding as of March 31, 2009 and December 31, 2008, respectively	11,311	11,311
Additional paid-in capital	468,541	464,101
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,102	83,314
Retained earnings	178,970	201,465

Total shareholders’ equity	771,600	789,867

Total liabilities and shareholders’ equity	3,740,431	3,373,372

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(In US$’000, except per ADS data)

	For the 3 Months Ended
	3/31/2009	12/31/2008

Net sales	283,262	426,612
Cost of goods sold	(278,339)	(638,030)

Gross profit / (loss)	4,923	(211,418)
Selling expenses	(702)	(1,139)
General and administrative expenses	(17,250)	(34,965)
Research and development expenses	(3,106)	(4,114)

Total operating expenses	(21,058)	(40,218)

Loss from operations	(16,135)	(251,636)
Other income/(expenses):
Interest income	693	979
Interest expense and amortization of discount on exchange notes and convertible senior notes issuance costs	(11,370)	(9,662)
Foreign currency exchange (loss) / gain, net	(508)	4,950
Government subsidy	3,247	5,366
Change in fair value of prepaid forward contracts	—	—
Others	(61)	567

Loss before income tax	(24,134)	(249,436)
Income tax benefit	1,639	30,473

Net loss attributable to ordinary shareholders	(22,495)	(218,963)

Net loss per ADS, Diluted	$(0.21)	$(2.05)

On January 1, 2009, LDK Solar adopted FSP No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” concerning convertible debt accounting. This rule requires restatement of prior periods to conform to current account.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801